Exhibit 99.2

FINANCIAL SUPPLEMENT
As of June 30, 2025

Aspen Insurance Holdings Limited

This financial supplement is for information purposes only. All financial information contained herein is unaudited. This financial supplement is not being filed with the U.S Securities and Exchange Commission ("SEC"). It should be read in conjunction with documents filed by Aspen Insurance Holdings Limited with the SEC, including its Annual Report on Form 20-F. Please refer to the Company's website at www.aspen.co for further information about Aspen.

Investor Contact:
Aspen Insurance Holdings Limited
Mariza Costa, Head of Investor Relations
Mariza.Costa@Aspen.co
+1 201 539 2668

Jo Scott, Group Head of Corporate Communications
Jo.Scott@Aspen.co
+44 20 7184 8000

ASPEN INSURANCE HOLDINGS LIMITED
Basis of Presentation
Definitions and presentations: All financial information contained herein is unaudited. Unless otherwise noted, all data is in U.S. dollar millions, except for per share amounts, percentages and ratio information.

In presenting Aspen's results, management has included and discussed certain "non-GAAP financial measures". Management believes that these non-GAAP measures, which may be defined differently by other companies within or outside of the re/insurance industry, help explain and enhance Aspen's results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen's business and aligns with how management view internal financial performance. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. The reconciliation of such non-GAAP financial measures to their respective most directly comparable GAAP financial measures is included in this financial supplement. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company's overall financial performance.

Operating income (a non-GAAP financial measure): Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer (“LPT”) contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs. Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax (benefit)/expense is calculated on the above items by applying the Company’s effective current tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax (benefit)/expense is included within income tax benefit/(expense) in the consolidated statement of operations.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner similar to how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income. Please see page 24 for a reconciliation of net income to operating income.

Average equity (a non-GAAP financial measure): Average equity is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.

Annualized operating return on average equity (“Operating ROE”) (a non-GAAP financial measure): Operating ROE is calculated by dividing operating income by average equity, both of which are defined above. Aspen presents Operating ROE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. See page 24 for a reconciliation of operating income to net income and page 9 for a reconciliation of average shareholders' equity to average ordinary shareholders' equity.

Book value per ordinary share ("BVPS") is calculated by adjusting shareholders’ equity by removing the impact of Preference Shares as at period end, and dividing it by the number of outstanding ordinary shares at the end of the period. Book value per ordinary share ex AOCI is a non-GAAP financial measure. It is book value per ordinary share adjusted to remove the impact of accumulated other comprehensive income (“AOCI”). Diluted Book Value per Ordinary Share illustrates the effect on basic book value per share of dilutive securities and is calculated using the treasury stock method.

Basic Earnings per Ordinary Share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted Earnings per Ordinary Share illustrates the effect on basic earnings per share of dilutive securities and is calculated using the treasury stock method.

Basic Operating Earnings per Share and Diluted Operating Earnings per Share are non-GAAP financial measures. Basic operating earnings per share and diluted operating earnings per share are calculated by dividing operating income by the basic or diluted weighted average number of shares outstanding for the period.

Underwriting income or loss (a non-GAAP financial measure): Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance. See pages 10-11 for a reconciliation of underwriting income or loss. Adjusted underwriting income or loss includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. See pages 25-26 for a reconciliation of adjusted underwriting income or loss.

Catastrophe losses: Aspen has defined catastrophe losses in the three and six months ended June 30, 2025 and June 30, 2024 as losses primarily associated with natural disasters and extreme weather-related events, and can include pandemics and other events depending on their severity.

General Insurance: Along with most property and casualty insurance companies, Aspen uses the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums. Adjusted loss/combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. See pages 25-26 for a reconciliation of adjusted loss/combined ratio.

ASPEN INSURANCE HOLDINGS LIMITED
Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. These important risks include, but are not limited to, the following: the occurrence of natural disasters, severe weather events and other catastrophe events, as well as outbreaks of pandemic or contagious diseases; unanticipated losses from war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults; global climate change, as well as increasing laws, regulation and litigation in the area of climate change; cyclical changes in the reinsurance and insurance industries; reinsurers not reimbursing us for claims on a timely basis, or at all, or associated coverage disputes; the reliance on the assessment and pricing of individual risks by third parties; the failure of any risk management and loss limitation methods we employ; if actual claims exceed our loss reserves; economic or social inflation; interest rate, credit, and real estate related risks within our investment portfolio; the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations; competition and consolidation in the (re)insurance industry; the Company’s ability to maintain its financial strength ratings; the Company’s reliance on a small number of brokers; political, regulatory, governmental and industry initiatives and the inability of third parties with whom we do business to appropriately manage their risks; if our internal controls over financial reporting have gaps or other deficiencies; management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team; our ability to rely on exemptions from certain of the New York Stock Exchange corporate governance standards as a result of our foreign private issuer and “controlled company” status; a failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks or through the incorporation of artificial intelligence; the impact of compliance obligations with applicable laws, rules and regulations related to being a public company; and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this report should not be considered as a representation by us that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

	ASPEN INSURANCE HOLDINGS LIMITED
	Financial Highlights
	Three Months Ended June 30,			Six Months Ended June 30,
(in US$ millions except for percentages, share and per share amounts)	2025	2024	Change	2025	2024	Change
Gross written premiums	$1,238.9	$1,250.4	(0.9)%	$2,526.1	$2,481.8	1.8%
Net written premiums	$715.5	$811.1	(11.8)%	$1,467.2	$1,552.0	(5.5)%
Net earned premiums	$674.9	$705.4	(4.3)%	$1,377.6	$1,371.1	0.5%
Net income	$46.5	$69.0	(32.6)%	$83.3	$180.8	(53.9)%
Operating income	$110.9	$97.6	13.6%	$161.3	$201.0	(19.8)%
Net investment income	$80.5	$82.5	(2.4)%	$156.4	$159.3	(1.8)%
Underwriting income	$100.4	$80.3	25.0%	$127.6	$169.8	(24.9)%
Adjusted underwriting income (1)	$105.9	$93.9	12.8%	$142.1	$184.8	(23.1)%

Aspen Capital Markets fee income	$53.4	$34.8	53.5%	$99.0	$68.3	45.0%

Underwriting Ratios
Loss ratio	56.2%	59.6%		60.6%	58.7%
Acquisition cost ratio	13.3%	15.0%		13.5%	14.5%
General, administrative and corporate expense ratio	15.6%	14.1%		16.7%	14.4%
Expense ratio	28.9%	29.1%		30.2%	28.9%
Combined ratio	85.1%	88.7%		90.8%	87.6%
Adjusted combined ratio (1)	84.3%	86.7%		89.7%	86.5%

Shareholders' Return Metrics
Shareholders' equity, excluding preference shares	$2,645.8	$2,116.6	25.0%	$2,645.8	$2,116.6	25.0%
Shareholders' equity, excluding AOCI and preference shares (2)	$2,879.5	$2,533.8	13.6%	$2,879.5	$2,533.8	13.6%

Annualized operating income return on average equity	17.2%	18.1%		12.8%	18.7%

Earnings Per Share
Basic earnings per share
Net income available to ordinary shareholders	$0.39	$0.61	(35.9)%	$0.61	$1.69	(63.9)%
Operating income	$1.22	$1.07	13.5%	$1.77	$2.21	(20.0)%

Diluted earnings per share
Net income available to ordinary shareholders	$0.39	$0.61	(35.9)%	$0.61	$1.69	(63.9)%
Operating income	$1.22	$1.07	13.5%	$1.77	$2.21	(20.0)%

Book Value Per Share
Book value per ordinary share	$28.81	$23.30	23.6%	$28.81	$23.30	23.6%
Book value per diluted ordinary share	$28.78	$23.30	23.5%	$28.78	$23.30	23.5%

Book value per ordinary share, ex AOCI	$31.35	$27.90	12.4%	$31.35	$27.90	12.4%
Book value per diluted ordinary share, ex AOCI	$31.32	$27.90	12.3%	$31.32	$27.90	12.3%
See pages 9-11 and 24-26 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures. See page 14 for more details regarding Aspen Capital Markets.
(1) Adjusted underwriting income and adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract.

(2) Accumulated other comprehensive income "AOCI".

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Statements of Operations - Quarterly Results
(in US$ millions except for percentages)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
UNDERWRITING REVENUES
Gross written premiums	$1,238.9	$1,287.2	$1,010.7	$1,116.8	$1,250.4	$1,231.4
Premiums ceded	(523.4)	(535.5)	(293.7)	(443.2)	(439.3)	(490.5)
Net written premiums	715.5	751.7	717.0	673.6	811.1	740.9
Change in unearned premiums	(40.6)	(49.0)	103.3	24.7	(105.7)	(75.2)
Net earned premiums	674.9	702.7	820.3	698.3	705.4	665.7
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	(379.1)	(455.3)	(438.9)	(474.2)	(420.2)	(384.5)
Acquisition costs	(90.0)	(95.7)	(130.0)	(91.7)	(105.6)	(92.9)
General and administrative expenses	(105.4)	(124.5)	(108.4)	(99.4)	(99.3)	(98.8)
Total underwriting expenses	(574.5)	(675.5)	(677.3)	(665.3)	(625.1)	(576.2)

Underwriting income	100.4	27.2	143.0	33.0	80.3	89.5

Net investment income	80.5	75.9	79.1	79.6	82.5	76.8
Interest expense (1)	(8.9)	(9.1)	(11.1)	(20.9)	(14.0)	(16.1)
Corporate and other expenses	(25.4)	(25.4)	(14.0)	(18.6)	(39.0)	(25.7)
Non-operating expenses (2)	(47.3)	(8.3)	(10.6)	(7.6)	(5.5)	(6.2)
Net realized and unrealized foreign exchange (losses)/gains (3)	(31.9)	(12.9)	36.6	(8.5)	1.9	9.1
Net realized and unrealized investment (losses)/gains	(9.3)	(0.3)	(28.5)	6.1	(26.1)	(1.0)
INCOME BEFORE INCOME TAX	58.1	47.1	194.5	63.1	80.1	126.4
Income tax (expense)/benefit	(11.6)	(10.3)	54.1	(6.4)	(11.1)	(14.6)
NET INCOME AFTER TAX, attributable to Aspen Insurance Holdings Limited	46.5	36.8	248.6	56.7	69.0	111.8
Dividends paid on preference shares	(11.0)	(12.5)	(13.8)	(13.8)	(13.7)	(13.6)
Preference share redemption costs	—	(4.4)	—	—	—	—
Income available to Aspen Insurance Holdings Limited's ordinary shareholders	$35.5	$19.9	$234.8	$42.9	$55.3	$98.2

Loss ratio	56.2%	64.8%	53.5%	67.9%	59.6%	57.8%
Acquisition cost ratio	13.3%	13.6%	15.8%	13.1%	15.0%	14.0%
General and administrative expense ratio	15.6%	17.7%	13.2%	14.2%	14.1%	14.8%
Expense ratio	28.9%	31.3%	29.0%	27.3%	29.1%	28.8%
Combined ratio	85.1%	96.1%	82.5%	95.2%	88.7%	86.6%
Adjusted combined ratio (4)	84.3%	94.8%	83.4%	91.5%	86.7%	86.3%
See pages 9-11 and 24-26 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures.
(1) Interest expense includes interest on funds withheld related to the LPT contract.
(2) Non-operating expenses in Q2 2025 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(3) Includes the net realized and unrealized (losses)/gains from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

ASPEN INSURANCE HOLDINGS LIMITED
Consolidated Statements of Operations - Year To Date Results
(in US$ millions except for percentages)	Six Months Ended June 30,
	2025	2024
UNDERWRITING REVENUES
Gross written premiums	$2,526.1	$2,481.8
Premiums ceded	(1,058.9)	(929.8)
Net written premiums	1,467.2	1,552.0
Change in unearned premiums	(89.6)	(180.9)
Net earned premiums	1,377.6	1,371.1
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	(834.4)	(804.7)
Acquisition costs	(185.7)	(198.5)
General and administrative expenses	(229.9)	(198.1)
Total underwriting expenses	(1,250.0)	(1,201.3)

Underwriting income	127.6	169.8

Net investment income	156.4	159.3
Interest expense (1)	(18.0)	(30.1)
Corporate and other expenses	(50.8)	(64.7)
Non-operating expenses (2)	(55.6)	(11.7)
Net realized and unrealized foreign exchange (losses)/gains (3)	(44.8)	11.0
Net realized and unrealized investment (losses)	(9.6)	(27.1)
INCOME BEFORE INCOME TAX	105.2	206.5
Income tax expense	(21.9)	(25.7)
NET INCOME AFTER TAX, attributable to Aspen Insurance Holdings Limited	83.3	180.8
Dividends paid on preference shares	(23.5)	(27.3)
Preference share redemption costs	(4.4)	—
Income available to Aspen Insurance Holdings Limited's ordinary shareholders	$55.4	$153.5

Loss ratio	60.6%	58.7%
Acquisition cost ratio	13.5%	14.5%
General and administrative expense ratio	16.7%	14.4%
Expense ratio	30.2%	28.9%
Combined ratio	90.8%	87.6%
Adjusted combined ratio (4)	89.7%	86.5%
See pages 9-11 and 24-26 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures.
(1) Interest expense includes interest on deferred premium payments for the LPT contract.
(2) Non-operating expenses in the six months ended June 30, 2025 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

ASPEN INSURANCE HOLDINGS LIMITED
Condensed Consolidated Balance Sheets

(in US$ millions except for per share amounts)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

ASSETS
Investments	$6,984.6	$6,986.8	$6,741.5	$6,487.1	$6,436.4	$6,746.8
Cash and cash equivalents	939.0	845.2	914.2	1,244.9	921.2	743.4
Unpaid losses recoverable from reinsurers (1)	4,273.9	4,228.4	4,172.0	4,431.3	4,275.3	4,389.5
Ceded unearned premiums	1,102.2	1,019.0	901.7	1,001.0	962.1	872.9
Underwriting premiums receivable	1,921.8	1,728.3	1,617.0	1,819.1	1,838.4	1,667.0
Deferred acquisition costs	364.7	350.8	322.1	361.0	340.9	331.3
Derivative assets	28.1	19.2	17.0	26.0	5.6	3.4
Deferred tax assets	369.5	384.9	397.9	304.4	310.0	311.2
Other assets	408.3	380.4	645.2	407.8	380.0	360.7
Intangible assets and goodwill	19.9	19.9	19.9	21.7	21.7	21.7
Total assets	$16,412.0	$15,962.9	$15,748.5	$16,104.3	$15,491.6	$15,447.9
LIABILITIES
Reserves for losses and loss adjustment expenses	$8,632.2	$8,448.9	$8,122.6	$8,201.3	$7,833.0	$7,796.0
Unearned premiums	2,933.0	2,812.0	2,645.8	2,849.8	2,834.6	2,640.5
Reinsurance premiums	856.4	858.6	901.1	1,309.7	1,310.4	1,390.4
Other payables	325.9	348.9	357.6	412.6	332.0	352.8
Derivative liabilities	22.4	4.0	49.5	7.7	11.5	20.2
Long-term debt (4)	296.4	300.0	300.0	300.0	300.0	300.0
Total liabilities	13,066.3	12,772.4	12,376.6	13,081.1	12,621.5	12,499.9
SHAREHOLDERS’ EQUITY
Ordinary shares	0.1	0.1	0.1	0.1	0.1	0.1
Preference shares (2) (3)	699.9	699.9	970.5	753.5	753.5	753.5
Additional paid-in capital	794.3	761.7	761.7	761.7	761.7	761.7
Retained earnings (3)	2,085.1	2,049.6	2,029.7	1,794.9	1,772.0	1,866.7
Accumulated other comprehensive loss, net of taxes	(233.7)	(320.8)	(390.1)	(287.0)	(417.2)	(434.0)
Total shareholders’ equity	3,345.7	3,190.5	3,371.9	3,023.2	2,870.1	2,948.0
Total liabilities and shareholders’ equity	$16,412.0	$15,962.9	$15,748.5	$16,104.3	$15,491.6	$15,447.9

(1) Unpaid losses recoverable from reinsurers includes ceded reserves on the LPT of $1.2 billion for Q2 2025, $1.2 billion for Q1 2025, $1.2 billion for Q4 2024, $1.4 billion for Q3 2024, $1.4 billion for Q2 2024 and $1.5 billion for Q1 2024.
(2) Includes preference shares with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at Q2 2025 and Q1 2025, $1,000 million less issue expenses of $29.5 million as at Q4 2024, and $775 million less issue expenses of $21.5 million as at Q3 2024 and prior periods shown above.
(3) On January 1, 2025, the Company redeemed its 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the "AHL PRC Shares"), representing an aggregate amount of $275 million, plus a reclassification of $4.4 million, between retained earnings and preference shares which represents the difference between the capital raised upon issuance, net of issuance costs and the final redemption cost.
(4) During Q2 2025, the Company issued $300 million of Senior Notes at a coupon rate of 5.75%. The proceeds were used to pay down the $300 million term loan.

ASPEN INSURANCE HOLDINGS LIMITED
Earnings Per Ordinary Share

	Three Months Ended		Six Months Ended
(in US$ millions except for number of shares and per share amounts)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Basic earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Diluted earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Weighted average number of ordinary shares outstanding (in millions)	90.977	90.833	90.906	90.833
Weighted average number of ordinary shares outstanding and dilutive potential ordinary shares (in millions)	91.042	90.833	90.938	90.833

The dilutive effect of options has been calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of options will be used to purchase the Company's ordinary shares at the average market price during the period of calculation.

	ASPEN INSURANCE HOLDINGS LIMITED
	Book Value Per Ordinary Share

(in US$ millions except for per share amounts and percentages)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

Total shareholders' equity	$3,345.7	$3,190.5	$3,371.9	$3,023.2	$2,870.1	$2,948.0
Less: preference shares (1)	(699.9)	(699.9)	(970.5)	(753.5)	(753.5)	(753.5)
Ordinary shareholders' equity	$2,645.8	$2,490.6	$2,401.4	$2,269.7	$2,116.6	$2,194.5
Less: AOCI	233.7	320.8	390.1	287.0	417.2	434.0
Ordinary shareholders' equity, ex AOCI	$2,879.5	$2,811.4	$2,791.5	$2,556.7	$2,533.8	$2,628.5

Ordinary shares outstanding (in millions) as at period end	91.838	90.833	90.833	90.833	90.833	90.833
Diluted shares outstanding (in millions) as at period end	91.948	90.833	90.833	90.833	90.833	90.833

Book value per ordinary share	$28.81	$27.42	$26.44	$24.99	$23.30	$24.16
Book value per diluted ordinary share	$28.78	$27.42	$26.44	$24.99	$23.30	$24.16

Book value per ordinary share, ex AOCI	$31.35	$30.95	$30.73	$28.15	$27.90	$28.94
Book value per diluted ordinary share, ex AOCI	$31.32	$30.95	$30.73	$28.15	$27.90	$28.94
(1) Includes preference share with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at Q2 2025 and Q1 2025, $1,000 million less issue expenses of $29.5 million as at Q4 2024, and $775 million less issue expenses of $21.5 million as at Q3 2024 and prior periods shown above.

ASPEN INSURANCE HOLDINGS LIMITED
Return On Average Equity

	Three Months Ended		Six Months Ended
(in US$ millions except for percentages)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Average shareholders' equity	$3,268.1	$2,909.1	$3,302.7	$2,908.9
Average preference shares (1)	(699.9)	(753.5)	(790.1)	(753.5)
Average ordinary shareholders' equity	$2,568.2	$2,155.6	$2,512.6	$2,155.4

Return on average equity:
Net income available to ordinary shareholders	1.4%	2.6%	2.2%	7.1%
Operating income	4.3%	4.5%	6.4%	9.3%
Annualized return on average equity:
Net income available to ordinary shareholders	5.6%	10.3%	4.4%	14.2%
Operating income	17.2%	18.1%	12.8%	18.7%
(1) Includes preference shares with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at the current period, and $775 million less issue expenses of $21.5 million for the comparative periods shown above.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Underwriting Results by Operating Segment

	Three Months Ended June 30, 2025			Three Months Ended June 30, 2024
(in US$ millions except for percentages)	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

Gross written premiums	$693.5	$545.4	$1,238.9	$684.2	$566.2	$1,250.4
Net written premiums	390.4	325.1	715.5	425.3	385.8	811.1
Gross earned premiums	672.7	443.5	1,116.2	620.9	434.3	1,055.2
Net earned premiums	395.8	279.1	674.9	378.3	327.1	705.4
Losses and loss adjustment expenses	(239.3)	(139.8)	(379.1)	(231.2)	(189.0)	(420.2)
Acquisition costs	(45.2)	(44.8)	(90.0)	(48.2)	(57.4)	(105.6)
General and administrative expenses	(67.1)	(38.3)	(105.4)	(63.4)	(35.9)	(99.3)
Underwriting income	$44.2	$56.2	$100.4	$35.5	$44.8	$80.3
Net investment income			80.5			82.5
Net realized and unrealized investment (losses)			(9.3)			(26.1)
Corporate and other expenses			(25.4)			(39.0)
Non-operating expenses (1)			(47.3)			(5.5)
Interest expense (2)			(8.9)			(14.0)
Net realized and unrealized foreign exchange (losses)/gains (3)			(31.9)			1.9
Income before income tax			$58.1			$80.1
Income tax expense			(11.6)			(11.1)
Net income			$46.5			$69.0
Ratios
Current accident year loss ratio, excluding catastrophe losses	56.8%	48.5%	53.4%	60.7%	41.6%	51.9%
Catastrophe losses	2.9%	4.4%	3.5%	1.3%	13.2%	6.8%
Current year loss ratio	59.7%	52.9%	56.9%	62.0%	54.8%	58.7%
Prior year reserve development, post LPT years	(0.2)%	(3.5)%	(1.5)%	(0.9)%	(1.1)%	(1.1)%
Adjusted loss ratio	59.5%	49.4%	55.4%	61.1%	53.7%	57.6%
Impact of the LPT	1.0%	0.7%	0.8%	—%	4.1%	2.0%
Loss ratio	60.5%	50.1%	56.2%	61.1%	57.8%	59.6%
Acquisition cost ratio	11.4%	16.1%	13.3%	12.7%	17.5%	15.0%
General and administrative expense ratio	17.0%	13.7%	15.6%	16.8%	11.0%	14.1%
Expense ratio	28.4%	29.8%	28.9%	29.5%	28.5%	29.1%
Combined ratio	88.9%	79.9%	85.1%	90.6%	86.3%	88.7%
Adjusted combined ratio (4)	87.9%	79.2%	84.3%	90.6%	82.2%	86.7%

(1) Non-operating expenses for the three months ended June 30, 2025 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Underwriting Results by Operating Segment

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
(in US$ millions except for percentages)	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

Gross written premiums	$1,380.0	$1,146.1	$2,526.1	$1,301.2	$1,180.6	$2,481.8
Net written premiums	768.3	698.9	1,467.2	763.7	788.3	1,552.0
Gross earned premiums	1,348.3	888.4	2,236.7	1,223.7	848.5	2,072.2
Net earned premiums	799.5	578.1	1,377.6	739.3	631.8	1,371.1
Losses and loss adjustment expenses	(487.2)	(347.2)	(834.4)	(460.3)	(344.4)	(804.7)
Acquisition costs	(95.3)	(90.4)	(185.7)	(83.9)	(114.6)	(198.5)
General and administrative expenses	(141.6)	(88.3)	(229.9)	(125.6)	(72.5)	(198.1)
Underwriting income	$75.4	$52.2	$127.6	$69.5	$100.3	$169.8
Net investment income			156.4			159.3
Net realized and unrealized investment (losses)			(9.6)			(27.1)
Corporate and other expenses			(50.8)			(64.7)
Non-operating expenses (1)			(55.6)			(11.7)
Interest expense (2)			(18.0)			(30.1)
Net realized and unrealized foreign exchange (losses)/gains (3)			(44.8)			11.0
Income before income tax			105.2			206.5
Income tax expense			(21.9)			(25.7)
Net income			$83.3			$180.8
Ratios
Current accident year loss ratio, excluding catastrophe losses	56.7%	46.8%	52.6%	61.2%	41.9%	52.2%
Catastrophe losses	3.5%	15.0%	8.3%	2.2%	10.1%	5.9%
Current year loss ratio	60.2%	61.8%	60.9%	63.4%	52.0%	58.1%
Prior year reserve development,post LPT years	(0.3)%	(2.9)%	(1.4)%	(0.5)%	(0.6)%	(0.5)%
Adjusted loss ratio	59.9%	58.9%	59.5%	62.9%	51.4%	57.6%
Impact of the LPT	1.0%	1.2%	1.1%	(0.6)%	3.1%	1.1%
Loss ratio	60.9%	60.1%	60.6%	62.3%	54.5%	58.7%
Acquisition cost ratio	11.9%	15.6%	13.5%	11.3%	18.1%	14.5%
General and administrative expense ratio	17.7%	15.3%	16.7%	17.0%	11.5%	14.4%
Expense ratio	29.6%	30.9%	30.2%	28.3%	29.6%	28.9%
Combined ratio	90.5%	91.0%	90.8%	90.6%	84.1%	87.6%
Adjusted combined ratio (4)	89.5%	89.8%	89.7%	91.2%	81.0%	86.5%
(1) Non-operating expenses in the six months ended June 30, 2025 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Insurance Segment - Quarterly Results

(in US$ millions except for percentages)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gross written premiums	$693.5	$686.5	$721.7	$700.6	$684.2	$617.0
Net written premiums	390.4	377.9	493.3	409.9	425.3	338.4
Gross earned premiums	672.7	675.6	689.5	652.5	620.9	602.8
Net earned premiums	395.8	403.7	439.9	404.8	378.3	361.0
Net losses and loss adjustment expenses	(239.3)	(247.9)	(250.6)	(265.6)	(231.2)	(229.1)
Amortization of deferred policy acquisition costs	(45.2)	(50.1)	(61.5)	(47.8)	(48.2)	(35.7)
General and administrative expenses	(67.1)	(74.5)	(80.4)	(58.2)	(63.4)	(62.2)
Underwriting income	$44.2	$31.2	$47.4	$33.2	$35.5	$34.0
Ratios
Current accident year loss ratio, excluding catastrophe losses	56.8%	56.7%	55.4%	56.7%	60.7%	61.6%
Catastrophe losses	2.9%	4.2%	3.2%	2.4%	1.3%	3.2%
Current accident year loss ratio	59.7%	60.9%	58.6%	59.1%	62.0%	64.8%
Prior year reserve development ratio, post LPT years	(0.2)%	(0.5)%	—%	1.0%	(0.9)%	—%
Adjusted loss ratio	59.5%	60.4%	58.6%	60.1%	61.1%	64.8%
Impact of the LPT	1.0%	1.0%	(1.6)%	5.5%	—%	(1.3)%
Loss ratio	60.5%	61.4%	57.0%	65.6%	61.1%	63.5%
Acquisition cost ratio	11.4%	12.4%	14.0%	11.8%	12.7%	9.9%
General and administrative expense ratio	17.0%	18.5%	18.3%	14.4%	16.8%	17.2%
Combined ratio	88.9%	92.3%	89.3%	91.8%	90.6%	90.6%
Adjusted combined ratio (1)	87.9%	91.3%	90.9%	86.3%	90.6%	91.9%

(1) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Reinsurance Segment - Quarterly Results

(in US$ millions except for percentages)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gross written premiums	$545.4	$600.7	$289.0	$416.2	$566.2	$614.4
Net written premiums	325.1	373.8	223.7	263.7	385.8	402.5
Gross earned premiums	443.5	444.9	523.9	449.7	434.3	414.2
Net earned premiums	279.1	299.0	380.4	293.5	327.1	304.7
Net losses and loss adjustment expenses	(139.8)	(207.4)	(188.3)	(208.6)	(189.0)	(155.4)
Amortization of deferred policy acquisition costs	(44.8)	(45.6)	(68.5)	(43.9)	(57.4)	(57.2)
General and administrative expenses	(38.3)	(50.0)	(28.0)	(41.2)	(35.9)	(36.6)
Underwriting income/(loss)	$56.2	$(4.0)	$95.6	$(0.2)	$44.8	$55.5
Ratios
Current accident year loss ratio, excluding catastrophe losses	48.5%	45.3%	38.9%	53.8%	41.6%	42.2%
Catastrophe losses	4.4%	24.9%	9.9%	15.4%	13.2%	6.8%
Current accident year loss ratio	52.9%	70.2%	48.8%	69.2%	54.8%	49.0%
Prior year reserve development ratio, post LPT years	(3.5)%	(2.4)%	0.5%	0.3%	(1.1)%	—%
Adjusted loss ratio	49.4%	67.8%	49.3%	69.5%	53.7%	49.0%
Impact of the LPT	0.7%	1.6%	0.2%	1.6%	4.1%	2.0%
Loss ratio	50.1%	69.4%	49.5%	71.1%	57.8%	51.0%
Acquisition cost ratio	16.1%	15.3%	18.0%	15.0%	17.5%	18.8%
General and administrative expense ratio	13.7%	16.7%	7.4%	14.0%	11.0%	12.0%
Combined ratio	79.9%	101.4%	74.9%	100.1%	86.3%	81.8%
Adjusted combined ratio (1)	79.2%	99.8%	74.7%	98.5%	82.2%	79.8%

(1) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Aspen Capital Markets

Aspen Capital Markets sources capital and develops alternative reinsurance structures and products to leverage the Company's underwriting and analytical expertise and earns underwriting, management and performance fees for Aspen from other third party investors primarily through the placement and management of side cars, Insurance Linked Securities (ILS) funds and other offerings. The numbers in the table below are exclusive of co-investments made by the Company.

	Six Months Ended June 30,
(in US$ millions)	2025	2024

Third Party Capital	$2,355.3	$1,855.4

Earned Premium	$545.8	$386.8

Fee Income (1)	$99.0	$68.3

(1) Fee income of $99.0 million and $68.3 million is included as an offset to acquisition expenses for the the six months ended June 30, 2025 and the the six months ended June 30, 2024, respectively.

ASPEN INSURANCE HOLDINGS LIMITED
Written and Earned Premiums by Segment and Lines of Business
(in US$ millions)
Gross Written Premiums	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Insurance
First Party Insurance	$66.7	$65.0	$78.3	$71.1	$74.2	$66.3
Specialty Insurance	122.7	116.5	127.4	120.3	127.8	106.2
Casualty and Liability Insurance	192.3	168.3	193.3	182.0	200.2	162.7
Financial and Professional Lines Insurance	258.0	290.2	290.6	285.6	243.1	234.2
Other Insurance (1)	53.8	46.5	32.1	41.6	38.9	47.6
Total Insurance	$693.5	$686.5	$721.7	$700.6	$684.2	$617.0
Reinsurance
Property Catastrophe Reinsurance	$177.5	$145.1	$17.4	$88.3	$172.9	$151.6
Other Property Reinsurance	73.8	97.7	69.9	103.1	109.9	125.9
Casualty Reinsurance	219.2	258.2	161.5	171.9	201.1	228.8
Specialty Reinsurance	74.9	99.7	40.2	52.9	82.3	108.1
Total Reinsurance	$545.4	$600.7	$289.0	$416.2	$566.2	$614.4

Total Gross Written Premiums	$1,238.9	$1,287.2	$1,010.7	$1,116.8	$1,250.4	$1,231.4

Net Written Premiums
Insurance
First Party Insurance	$49.6	$43.0	$73.3	$65.7	$56.8	$33.2
Specialty Insurance	82.6	62.7	105.7	93.7	88.6	63.7
Casualty and Liability Insurance	101.4	88.4	121.7	64.7	115.2	95.0
Financial and Professional Lines Insurance	125.5	154.4	157.1	162.8	145.9	120.9
Other Insurance (1)	31.3	29.4	35.5	23.0	18.8	25.6
Total Insurance	$390.4	$377.9	$493.3	$409.9	$425.3	$338.4
Reinsurance
Property Catastrophe Reinsurance	$58.0	$48.5	$12.0	$18.5	$69.2	$43.8
Other Property Reinsurance	62.6	81.9	66.5	92.1	106.7	109.8
Casualty Reinsurance	133.7	153.0	98.2	105.2	127.9	146.2
Specialty Reinsurance	70.8	90.4	47.0	47.9	82.0	102.7
Total Reinsurance	$325.1	$373.8	$223.7	$263.7	$385.8	$402.5

Total Net Written Premiums	$715.5	$751.7	$717.0	$673.6	$811.1	$740.9

Net Earned Premiums
Insurance
First Party Insurance	$50.9	$58.1	$59.7	$62.8	$56.0	$58.3
Specialty Insurance	83.3	83.7	89.2	85.9	78.4	79.8
Casualty and Liability Insurance	92.7	93.1	103.7	91.6	88.5	91.1
Financial and Professional Lines Insurance	139.9	149.7	150.3	149.1	143.0	125.0
Other Insurance (1)	29.0	19.1	37.0	15.4	12.4	6.8
Total Insurance	$395.8	$403.7	$439.9	$404.8	$378.3	$361.0
Reinsurance
Property Catastrophe Reinsurance	$19.4	$47.5	$42.4	$36.2	$33.1	$32.3
Other Property Reinsurance	70.5	81.8	87.6	92.2	101.3	103.2
Casualty Reinsurance	130.6	116.2	115.9	116.0	117.3	107.5
Specialty Reinsurance	58.6	53.5	134.5	49.1	75.4	61.7
Total Reinsurance	$279.1	$299.0	$380.4	$293.5	$327.1	$304.7

Total Net Earned Premiums	$674.9	$702.7	$820.3	$698.3	$705.4	$665.7
(1) Includes Aspen's share of written and earned premiums through Carbon Syndicate 4747 and its digital follow capacity through Ki's Lloyd's platform.

ASPEN INSURANCE HOLDINGS LIMITED
Written and Earned Premiums by Segment and Lines of Business
(in US$ millions)	Six Months Ended June 30,
Gross Written Premiums	2025	2024
Insurance
First Party Insurance	$131.7	$140.5
Specialty Insurance	239.2	234.0
Casualty and Liability Insurance	360.6	362.9
Financial and Professional Lines Insurance	548.2	477.3
Other Insurance (1)	100.3	86.5
Total Insurance	$1,380.0	$1,301.2
Reinsurance
Property Catastrophe Reinsurance	$322.6	$324.5
Other Property Reinsurance	171.5	235.8
Casualty Reinsurance	477.4	429.9
Specialty Reinsurance	174.6	190.4
Total Reinsurance	$1,146.1	$1,180.6

Total Gross Written Premiums	$2,526.1	$2,481.8

Net Written Premiums
Insurance
First Party Insurance	$92.6	$90.0
Specialty Insurance	145.3	152.3
Casualty and Liability Insurance	189.8	210.2
Financial and Professional Lines Insurance	279.9	266.8
Other Insurance (1)	60.7	44.4
Total Insurance	$768.3	$763.7
Reinsurance
Property Catastrophe Reinsurance	$106.5	$113.0
Other Property Reinsurance	144.5	216.5
Casualty Reinsurance	286.7	274.1
Specialty Reinsurance	161.2	184.7
Total Reinsurance	$698.9	$788.3

Total Net Written Premiums	$1,467.2	$1,552.0

Net Earned Premiums
Insurance
First Party Insurance	$109.0	$114.3
Specialty Insurance	167.0	158.2
Casualty and Liability Insurance	185.8	179.6
Financial and Professional Lines Insurance	289.6	268.0
Other Insurance (1)	48.1	19.2
Total Insurance	$799.5	$739.3
Reinsurance
Property Catastrophe Reinsurance	$66.9	$65.4
Other Property Reinsurance	152.3	204.5
Casualty Reinsurance	246.8	224.8
Specialty Reinsurance	112.1	137.1
Total Reinsurance	$578.1	$631.8

Total Net Earned Premiums	$1,377.6	$1,371.1
(1) Includes Aspen's share of written and earned premiums through Carbon Syndicate 4747 and its digital follow capacity through Ki's Lloyd's platform.

ASPEN INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders' Equity
	Six Months Ended June 30,
(in US$ millions)	2025	2024
Ordinary shares
Beginning of period	$0.1	$0.1
End of period	0.1	0.1

Preference shares (1)
Beginning of period	970.5	753.5
Preference shares redeemed	(270.6)	—
End of period	699.9	753.5

Additional paid-in capital
Beginning of period - share premium	761.7	761.7
Share-based compensation	32.6	—
End of period	794.3	761.7

Retained earnings
Beginning of period	2,029.7	1,793.5
Net income for the period	83.3	180.8
Dividends paid on preference shares	(23.5)	(27.3)
Dividends paid on ordinary shares	—	(175.0)
Preference share redemption costs(1)	(4.4)	—
End of period	2,085.1	1,772.0

Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments, net of taxes:
Beginning of period	(186.6)	(172.5)
Change for the period	43.5	(1.6)
End of period	(143.1)	(174.1)
(Loss)/gain on derivatives:
Beginning of period	(5.3)	(0.2)
Net change from current period hedged transactions	8.3	(0.2)
End of period	3.0	(0.4)
Unrealized (depreciation)/appreciation on available for sale investments, net of taxes:
Beginning of period	(198.2)	(227.6)
Change for the period	104.6	(15.1)
End of period	(93.6)	(242.7)
Total accumulated other comprehensive (loss)	(233.7)	(417.2)
Total shareholders' equity	$3,345.7	$2,870.1

(1) On January 1, 2025, the Company redeemed its 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the "AHL PRC Shares"), representing an aggregate amount of $275 million, plus a reclassification of $4.4 million, between retained earnings and preference shares, which represents the difference between the capital raised upon issuance, net of issuance costs and the final redemption cost.

ASPEN INSURANCE HOLDINGS LIMITED
Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in US$ millions)	2025	2024	2025	2024

Net income	$46.5	$69.0	$83.3	$180.8
Other comprehensive income, net of taxes:
Available for sale investments:
Reclassification adjustment for net realized losses included in net income	23.8	19.5	26.5	23.0
Change in net unrealized gains/(losses) on available for sale securities held	25.4	(10.5)	78.1	(38.1)
Net change from current period hedged transactions	4.1	0.3	8.3	(0.2)
Change in foreign currency translation adjustment	33.8	7.5	43.5	(1.6)
Other comprehensive income/(loss)	87.1	16.8	156.4	(16.9)
Comprehensive income	$133.6	$85.8	$239.7	$163.9

	ASPEN INSURANCE HOLDINGS LIMITED
	Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(in US$ millions)	2025	2024	2025	2024

Net cash from operating activities	$22.9	$74.5	$128.0	$177.2
Net cash from (used in) investing activities	73.6	292.2	(92.3)	(77.1)
Net cash (used in) financing activities	(14.6)	(188.7)	(27.1)	(202.3)
Effect of exchange rate movements on cash and cash equivalents	11.9	(0.2)	16.2	(4.7)
Increase (Decrease) in cash and cash equivalents	93.8	177.8	24.8	(106.9)
Cash and cash equivalents at beginning of period	845.2	743.4	914.2	1,028.1
Cash and cash equivalents at end of period (1)	$939.0	$921.2	$939.0	$921.2

(1) Cash and cash equivalents includes restricted cash for the the six months ended June 30, 2025 of $217.2 million (the the six months ended June 30, 2024 — $220.9 million) which are held in trusts.

	ASPEN INSURANCE HOLDINGS LIMITED
	Reserves for Losses and Loss Adjustment Expenses

(in US$ millions)	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	For the Twelve Months Ended December 31, 2024

Reserves for losses and loss adjustment expenses at the start of the period	$8,122.6	$7,810.6	$7,810.6
Unpaid losses recoverable from reinsurers at the start of the period	(4,172.0)	(4,577.8)	(4,577.8)
Net reserve for losses and loss adjustment expenses at the start of the period	3,950.6	3,232.8	3,232.8

Movement in net reserve for losses and loss adjustment expenses for claims incurred
Current period	839.1	796.9	1,682.2
Prior period reserve development (1)	(4.7)	7.8	35.6
Total incurred	834.4	804.7	1,717.8

Net losses and loss adjustment expenses payments for claims incurred	(522.3)	(453.1)	(941.5)

Foreign exchange losses/(gains)	95.6	(26.7)	(58.5)

Net reserve for losses and loss adjustment expenses at the end of the period	4,358.3	3,557.7	3,950.6
Unpaid losses recoverable from reinsurers at the end of the period	4,273.9	4,275.3	4,172.0
Reserves for losses and loss adjustment expenses at the end of the period	$8,632.2	$7,833.0	$8,122.6

(1) Prior period reserve development includes an increase adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years of $14.5 million (June 30, 2024 — $15.0 million).

ASPEN INSURANCE HOLDINGS LIMITED
Prior Year Reserve Movements

(in US$ millions)	Three Months Ended June 30, 2025				Three Months Ended June 30, 2024
	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net
Insurance	$(11.5)	$12.0	$(3.7)	$(3.2)	$2.6	$0.9	$(0.1)	$3.4
Reinsurance	7.3	2.4	(1.8)	7.9	9.4	(5.7)	(13.5)	(9.8)
(Adverse)/favorable movements in reserves for prior years during the period	$(4.2)	$14.4	$(5.5)	$4.7	$12.0	$(4.8)	$(13.6)	$(6.4)

	Six Months Ended June 30, 2025				Six Months Ended June 30, 2024
	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net
Insurance	$(30.4)	$32.8	$(7.8)	$(5.4)	$(5.1)	$8.6	$4.5	$8.0
Reinsurance	21.8	(5.0)	(6.7)	10.1	(6.1)	9.8	(19.5)	(15.8)
(Adverse)/favorable movements in reserves for prior years during the period	$(8.6)	$27.8	$(14.5)	$4.7	$(11.2)	$18.4	$(15.0)	$(7.8)

*Gross and reinsurance recoverables represent the prior year reserve movements for accident years 2020 onwards, which which we believe reflects the underlying underwriting performance of the ongoing portfolio. The impact of LPT deferred gain reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Investment Portfolio
(in US$ millions)	Fair Market Value
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Fixed Income Securities - Available For Sale
U.S. government securities	$1,408.4	$1,407.2	$1,480.6	$1,326.4	$1,260.9	$1,252.2
U.S. agency securities	7.4	7.4	7.2	7.4	7.2	7.2
Municipal securities	113.9	116.1	82.3	79.4	78.2	105.0
Corporate securities	2,201.1	2,161.8	1,986.4	1,964.2	1,933.8	2,039.4
Non-U.S. government securities	342.2	296.9	246.8	272.9	264.1	277.2
Non-U.S. government-backed corporate securities	126.1	130.2	131.3	144.2	136.6	129.1
Asset -backed securities	382.6	341.3	234.5	200.1	154.9	141.1
Mortgage-backed securities	564.6	627.2	523.1	561.2	548.4	553.2
Total fixed income securities - Available for sale	5,146.3	5,088.1	4,692.2	4,555.8	4,384.1	4,504.4
Short-term investments - Available for Sale	90.8	139.6	261.9	66.5	81.7	79.2
Privately-held investments - Available for sale	26.4	25.0	24.2	25.3	14.8	15.1
Total Investments - Available for sale	$5,263.5	$5,252.7	$4,978.3	$4,647.6	$4,480.6	$4,598.7

Fixed Income Securities - Trading
U.S. government securities	$264.8	$255.4	$261.3	$267.1	$260.5	$261.6
Municipal securities	3.3	2.2	1.6	2.0	2.1	3.1
Corporate securities	153.1	146.1	151.1	152.6	148.2	146.8
Non-U.S. government securities	26.8	25.6	24.4	24.2	23.4	23.8
Non-U.S. government-backed corporate securities	—	2.8	2.8	6.3	6.2	6.3
Asset-backed securities	580.5	599.7	625.2	688.7	705.2	914.2
Mortgage-backed securities	30.8	30.7	31.1	33.4	31.3	25.6
High yield loans	108.7	109.9	102.4	107.0	99.6	99.3
Total fixed income securities - Trading	1,168.0	1,172.4	1,199.9	1,281.3	1,276.5	1,480.7
Short-term investments - Trading	8.4	19.1	1.0	3.2	2.6	5.7
Catastrophe bonds - Trading	—	—	1.0	1.0	1.1	1.1
Privately-held investments - Trading	225.1	230.8	286.8	341.2	459.4	445.0
Total Investments - Trading	$1,401.5	$1,422.3	$1,488.7	$1,626.7	$1,739.6	$1,932.5

Other Investments	$319.6	$311.8	$274.5	$212.8	$216.2	$215.6

Total Investments	$6,984.6	$6,986.8	$6,741.5	$6,487.1	$6,436.4	$6,746.8

Cash and cash equivalents	939.0	845.2	914.2	1,244.9	921.2	743.4
Accrued interest	60.5	59.7	54.6	55.0	53.1	54.8
Total Cash and Accrued Interest	$999.5	$904.9	$968.8	$1,299.9	$974.3	$798.2

Total Cash, Accrued Interest and Investments	$7,984.1	$7,891.7	$7,710.3	$7,787.0	$7,410.7	$7,545.0

ASPEN INSURANCE HOLDINGS LIMITED
Investment Analysis

(in US$ millions except for percentages)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Fixed income securities - Available for sale	$53.5	$50.5	$44.5	$40.7	$40.8	$35.5
Fixed income securities - Trading	16.6	17.9	18.9	21.5	23.2	24.6
Short term investments - Available for sale	0.8	1.8	2.0	0.7	0.9	0.9
Short term investments - Trading	0.1	0.1	—	—	—	0.1
Fixed term deposits (included in cash and cash equivalents)	8.7	8.5	12.1	12.1	9.6	11.5
Privately-held investments - Available for sale	0.4	0.3	0.5	0.3	0.2	0.2
Privately-held investments - Trading	4.1	5.3	5.2	8.7	9.7	11.3
Other investments, at fair value	(0.1)	(5.1)	(1.8)	(2.3)	1.6	(3.7)
Total investment income	$84.1	$79.3	$81.4	$81.7	$86.0	$80.4
Investment expenses	(3.6)	(3.4)	(2.3)	(2.1)	(3.5)	(3.6)
Net investment income	$80.5	$75.9	$79.1	$79.6	$82.5	$76.8
Net realized and unrealized investment (losses)/gains	(9.3)	(0.3)	(28.5)	6.1	(26.1)	(1.0)
Change in unrealized gains/(losses) on available for sale investments (before tax)	61.8	69.8	(69.4)	120.6	9.6	(26.7)
Total return on investments	$133.0	$145.4	$(18.8)	$206.3	$66.0	$49.1

Portfolio Characteristics
Fixed income portfolio book yield	4.4%	4.3%	4.2%	4.0%	4.0%	4.0%
Fixed income portfolio duration	3.2 years	3.3 years	2.9 years	2.5 years	2.5 years	2.4 years

	ASPEN INSURANCE HOLDINGS LIMITED
	Operating Income Reconciliation

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses, realized gains and losses in investments and non-operating items.
	Three Months Ended		Six Months Ended
(in US$ millions except where stated)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income	$46.5	$69.0	$83.3	$180.8
Preference share dividends	(11.0)	(13.7)	(23.5)	(27.3)
Preference share redemption	—	—	(4.4)	—
Net income available to Aspen Insurance Holdings Limited's ordinary shareholders	35.5	55.3	55.4	153.5
Add/(deduct) items before tax:
Net foreign exchange losses/(gains)	31.9	(1.9)	44.8	(11.0)
Net realized and unrealized investment losses	9.3	26.1	9.6	27.1
Non-operating expenses	47.3	5.5	55.6	11.7
Impact of the LPT	5.6	13.5	14.6	15.0
Variable interest on the LPT funds withheld	2.5	5.2	5.4	11.5
Non-operating income tax (benefit)	(21.2)	(6.1)	(28.5)	(6.8)
Preference share redemption costs	—	—	4.4	—
Operating income	$110.9	$97.6	$161.3	$201.0

ASPEN INSURANCE HOLDINGS LIMITED
Non-GAAP Financial Measures

	Three Months Ended June 30, 2025			Three Months Ended June 30, 2024
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$693.5	$545.4	$1,238.9	$684.2	$566.2	$1,250.4
Net written premiums	$390.4	$325.1	$715.5	$425.3	$385.8	$811.1
Net earned premiums	$395.8	$279.1	$674.9	$378.3	$327.1	$705.4
Underwriting Expenses
Current accident year net losses and loss expenses	$(224.8)	$(135.4)	$(360.2)	$(229.6)	$(136.0)	$(365.6)
Catastrophe losses	(11.3)	(12.3)	(23.6)	(5.0)	(43.2)	(48.2)
Prior year reserve development, post LPT years	0.5	9.7	10.2	3.5	3.7	7.2
Adjusted losses and loss adjustment expenses (1)	(235.6)	(138.0)	(373.6)	(231.1)	(175.5)	(406.6)
Impact of the LPT (2)	(3.7)	(1.8)	(5.5)	(0.1)	(13.5)	(13.6)
Losses and loss adjustment expenses	(239.3)	(139.8)	(379.1)	(231.2)	(189.0)	(420.2)
Acquisition costs	(45.2)	(44.8)	(90.0)	(48.2)	(57.4)	(105.6)
General and administrative expenses	(67.1)	(38.3)	(105.4)	(63.4)	(35.9)	(99.3)
Underwriting income (1)	$44.2	$56.2	$100.4	$35.5	$44.8	$80.3
Adjusted underwriting income (1)	$47.9	$58.0	$105.9	$35.6	$58.3	$93.9

Ratios
Current accident year loss ratio, excluding catastrophe losses	56.8%	48.5%	53.4%	60.7%	41.6%	51.9%
Current accident year catastrophe loss ratio	2.9	4.4	3.5	1.3	13.2	6.8
Current accident year loss ratio	59.7	52.9	56.9	62.0	54.8	58.7
Prior year reserve development ratio, post LPT years	(0.2)	(3.5)	(1.5)	(0.9)	(1.1)	(1.1)
Adjusted loss ratio (1)	59.5	49.4	55.4	61.1	53.7	57.6
Impact of the LPT (2)	1.0	0.7	0.8	—	4.1	2.0
Loss ratio	60.5	50.1	56.2	61.1	57.8	59.6
Acquisition cost ratio	11.4	16.1	13.3	12.7	17.5	15.0
General and administrative expense ratio	17.0	13.7	15.6	16.8	11.0	14.1
Combined ratio	88.9%	79.9%	85.1%	90.6%	86.3%	88.7%
Adjusted combined ratio (1)	87.9%	79.2%	84.3%	90.6%	82.2%	86.7%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

ASPEN INSURANCE HOLDINGS LIMITED
Non-GAAP Financial Measures

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$1,380.0	$1,146.1	$2,526.1	$1,301.2	$1,180.6	$2,481.8
Net written premiums	$768.3	$698.9	$1,467.2	$763.7	$788.3	$1,552.0
Net earned premiums	$799.5	$578.1	$1,377.6	$739.3	$631.8	$1,371.1
Underwriting Expenses
Current accident year net losses and loss expenses	$(453.5)	$(270.6)	$(724.1)	$(451.7)	$(264.6)	$(716.3)
Catastrophe losses	(28.3)	(86.7)	(115.0)	(16.6)	(64.0)	(80.6)
Prior year reserve development, post LPT years	2.4	16.8	19.2	3.5	3.7	7.2
Adjusted losses and loss adjustment expenses (1)	(479.4)	(340.5)	(819.9)	(464.8)	(324.9)	(789.7)
Impact of the LPT (2)	(7.8)	(6.7)	(14.5)	4.5	(19.5)	(15.0)
Losses and loss adjustment expenses	(487.2)	(347.2)	(834.4)	(460.3)	(344.4)	(804.7)
Acquisition costs	(95.3)	(90.4)	(185.7)	(83.9)	(114.6)	(198.5)
General and administrative expenses	(141.6)	(88.3)	(229.9)	(125.6)	(72.5)	(198.1)
Underwriting income (1)	$75.4	$52.2	$127.6	$69.5	$100.3	$169.8
Adjusted underwriting income (1)	$83.2	$58.9	$142.1	$65.0	$119.8	$184.8

Ratios
Current accident year loss ratio, excluding catastrophe losses	56.7%	46.8%	52.6%	61.2%	41.9%	52.2%
Current accident year catastrophe loss ratio	3.5	15.0	8.3	2.2	10.1	5.9
Current accident year loss ratio	60.2	61.8	60.9	63.4	52.0	58.1
Prior year reserve development ratio, post LPT years	(0.3)	(2.9)	(1.4)	(0.5)	(0.6)	(0.5)
Adjusted loss ratio (1)	59.9	58.9	59.5	62.9	51.4	57.6
Impact of the LPT (2)	1.0	1.2	1.1	(0.6)	3.1	1.1
Loss ratio	60.9	60.1	60.6	62.3	54.5	58.7
Acquisition cost ratio	11.9	15.6	13.5	11.3	18.1	14.5
General and administrative expense ratio	17.7	15.3	16.7	17.0	11.5	14.4
Combined ratio	90.5%	91.0%	90.8%	90.6%	84.1%	87.6%
Adjusted combined ratio (1)	89.5%	89.8%	89.7%	91.2%	81.0%	86.5%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

ASPEN INSURANCE HOLDINGS LIMITED
Derivatives

The following tables summarize information on the location and amounts of derivative fair values on the consolidated balance sheet as at June 30, 2025 and December 31, 2024:

		As at June 30, 2025			As at December 31, 2024
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivative assets	$740.6	$23.8		$550.0	$17.0
Foreign Exchange Contracts	Derivative liabilities	$981.1	$(21.7)	(1)	$1,036.9	$(41.7)
Loss Portfolio Transfer Liability - Embedded Derivative	Derivative liabilities	$—	$(0.7)	(2)	$—	$(3.6)

(1)    Net of $1.0 million cash collateral (December 31, 2024 — $0.8 million)
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at June 30, 2025			As at December 31, 2024
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivative assets	$79.1	$4.3		$—	$—
Foreign Exchange Contracts	Derivative liabilities	$—	$—	(1)	$158.0	$(4.2)

(1)    Net of $Nil cash collateral (December 31, 2024 — $2.0 million)

The following table provides the unrealized and realized gains/(losses) recorded in the statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 - “Derivatives and Hedging” for the three and six months ended June 30, 2025 and 2024.

		Amount of Gain/(Loss) Recognized on Derivatives
		Three Months Ended		Six Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Derivatives not designated as hedges		($ in millions)		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	19.5	(4.9)	43.0	(22.4)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	0.5	2.9	2.9	6.8

Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses	0.4	—	(0.4)	—
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions	5.3	0.3	10.5	(0.2)